                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                            (Amendment No.    3   )*

                              The Loewen Group Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common shares without par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   54042L 10 0
                   ------------------------------------------
                                 (CUSIP Number)

                                  Tina Swinton
                              Loewen Financial Inc.
          4126 Norland Avenue, Burnaby, British Columbia Canada V5G 3S8
                                 (604) 293-9231
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                December 31, 1997
-------------------------------------------------------------------------------
             (Dave of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box  /   /.

Check the following box if a fee is being paid with the statement  /   /. (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 9 Pages

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                                  SCHEDULE 13D
-------------------------                             --------------------------
CUSIP No.    54042 L 10 0                             Page   2    of   9   Pages
-------------------------                             --------------------------

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Loewen Financial Inc.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  / /
                                                                 (b)  / /

--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     00; BK
--------------------------------------------------------------------------------

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                     / /

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------

  NUMBER OF    7    SOLE VOTING POWER
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY     8    SHARED VOTING POWER
    EACH            8,836,925
 REPORTING     -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH            0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    8,836,925
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,836,925
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * / /


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.0
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *

     CO
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No.    54042 L 10 0                             Page   3    of   9   Pages
             ------------                                   ---       ---
-------------------------                             --------------------------

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Raymond L. Loewen
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  / /
                                                                 (b)  / /

--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     BK; PF
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                     / /

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER
   SHARES           1,986,890
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY     8    SHARED VOTING POWER

    EACH            9,076,125
 REPORTING     -----------------------------------------------------------------

   PERSON      9    SOLE DISPOSITIVE POWER
    WITH            1,986,890
               -----------------------------------------------------------------

               10   SHARED DISPOSITIVE POWER
                    9,076,125
--------------------------------------------------------------------------------

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,063,015
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.7
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON *

     IN
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No.    54042 L 10 0                             Page   4    of   9   Pages
             ------------                                   ---       ---
-------------------------                             --------------------------

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Anne Lowen
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  / /
                                                                 (b)  / /

--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                     / /

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER
   SHARES           2,254,838
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY     8    SHARED VOTING POWER
    EACH            0
 REPORTING     -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH            2,254,838
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,254,838
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.1
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *

     IN
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.   SECURITY AND ISSUER

          The class of equity securities to which this statement ("Statement") relates is the Common shares without par value ("Common Shares") of The Loewen Group Inc., a corporation organized under the laws of British Columbia, Canada ("TLGI"). The principal executive offices of TLGI are located at 4126 Norland Avenue, Burnaby, British Columbia, Canada V5G 3S8.

ITEM 2.   IDENTITY AND BACKGROUND

          This Statement is filed by Loewen Financial Inc., a corporation organized under the laws of British Columbia, Canada ("LFI"), Raymond L. Loewen, an individual, and Anne Loewen, an individual. Raymond L. Loewen and Anne Loewen are husband and wife. The business address of LFI, Raymond L. Loewen and Anne Loewen is 4126 Norland Avenue, Burnaby, British Columbia, Canada V5G 3S8.

          Raymond L. Loewen is the sole shareholder and sole director of LFI. The only officers of LFI are Raymond L. Loewen, president, and Tina Swinton, secretary. The principal occupation of Raymond L. Loewen is Chairman of the Board and Chief Executive Officer of TLGI, which is an owner and operator of funeral homes, cemeteries and insurance companies in North America. The principal occupation of Tina Swinton is Vice President, Finance of Loewen Capital Corporation, a corporation organized under the laws of British Columbia,
Canada.   The principal business address of each of TLGI and Loewen Capital
Corporation is 4126 Norland Avenue, Burnaby, British Columbia, Canada V5G 3S8. Anne Loewen is not employed.

          During the last five years, none of LFI, Raymond L. Loewen, Anne Loewen and Tina Swinton has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Raymond L. Loewen, Anne Loewen and Tina Swinton are citizens of
Canada.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Pursuant to an agreement dated as of June 12, 1995, between Raymond L. Loewen and LFI (the "LFI Agreement"), Raymond L. Loewen transferred 5,107,600 Common Shares to LFI for consideration of 163,250,761 Class B Common Shares of LFI. In 1994, Loewen Financial Limited Partnership, a limited partnership in which LFI owns a 99.78% interest and is the sole general partner ("LFLP"), purchased 600,000 Common Shares in the open market.

          In June 1997, Raymond L. Loewen purchased an aggregate of 711,000 Common Shares in an underwritten public offering and on The Toronto Stock Exchange. From November 10, 1997 to January 2, 1998, LFLP purchased an aggregate of 3,129,325 Common Shares, in a series of transactions on The Toronto Stock Exchange, The Montreal Exchange and the New York Stock Exchange (collectively, the "Stock Purchase"). The purchase price for the Stock Purchase, approximately $79.5 million, was funded by a Credit Agreement dated as of October 23, 1997 (the "Credit Agreement"), between Raymond L. Loewen, as borrower, and a Canadian bank, as lender. Under the Credit Agreement, Raymond
L. Loewen may borrow up to $110 million for purchases of Common Shares, which purchases he may make directly or through LFI or LFLP. The Credit Agreement is secured by Common Shares held by Raymond L. Loewen, LFI, LFLP and Loewen Limited Partnership, a British Columbia limited partnership in which Raymond L. Loewen owns a 99.99% interest and is the sole general partner ("LLP"). Additionally, Raymond L. Loewen's performance and obligations under the Credit Agreement are guaranteed by LFI, LFLP and LLP. Amounts borrowed under the Credit Agreement bear interest at the rate of 5% per annum, adjustable under certain circumstances, and are repayable in three years.

          Raymond L. Loewen has used a combination of personal and borrowed funds to finance his prior purchases of Common Shares, 100,000 of which shares were purchased pursuant to options issued to Raymond L. Loewen under TLGI's employee stock option plans ("Stock Options"). Raymond L. Loewen also holds Stock Options to acquire an additional 1,550,747 Common Shares. Under the TLGI 1994 Management Equity Investment Plan, Raymond L. Loewen was granted certain rights and obligations to acquire an additional 2,000,000 Common Shares, beginning in 1999. Anne Loewen has used personal funds to finance her purchases of Common Shares. Anne Loewen's most recent purchase of Common Shares was made in February 1994.

ITEM 4.   PURPOSE OF TRANSACTION

          The LFI Agreement was entered into as part of overall financial planning by Raymond L. Loewen. The Stock Purchase was effected for investment purposes. Under the Credit Agreement, Raymond L. Loewen may borrow up to an additional $30.5 million to finance further purchases of Common Shares, which purchases he may make directly or through LFI or LFLP. Raymond L. Loewen intends to borrow such funds to effect purchases of up to an additional 540,000 Common Shares, if such purchases can be made on attractive terms and subject to certain timing, price and other conditions set forth in the Credit Agreement. Except as stated in this Item 4, none of the reporting persons has any plans or proposals which would result in any of the events described in Item 4 (a) through (j).

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) As of January 2, 1998, LFI beneficially owns 8,836,925 Common Shares, representing 12.0% of the Common Shares outstanding. LFI directly owns the 5,107,600 Common Shares transferred to it by Raymond L. Loewen and owns a further 3,729,325 Common

Shares through LFLP. LFI is the general partner of LFLP and owns a 99.78% interest in LFLP. LFI reports beneficial ownership of all of the Common Shares held by LFLP.

          Raymond L. Loewen, as the sole shareholder of LFI, may be deemed to beneficially own the 8,836,925 Common Shares held by LFI and LFLP. Separately, Mr. Loewen owns an additional 1,085,943 Common Shares, including 239,200 held directly by LLP, and Mr. Loewen has the right to acquire 1,140,147 Common Shares within 60 days of January 2, 1998. Accordingly, as of January 2, 1998,
Raymond L. Loewen beneficially owns 11,063,015 Common Shares, representing 14.7% of the Common Shares outstanding. Anne Loewen beneficially owns 2,254,838 Common Shares, representing 3.1% of the Common Shares outstanding. Raymond L. Loewen disclaims beneficial ownership of the Common Shares held by Anne Loewen.


          (b) Because Raymond L. Loewen is the sole shareholder of LFI, LFI and Raymond L. Loewen may be deemed to share the power to vote or to direct the vote of, and to dispose or to direct the disposition of, the 5,107,600 Common Shares directly owned by LFI and the 3,729,325 Common Shares directly owned by LFLP. Because Raymond L. Loewen owns a 99.99% interest and is the sole general partner of LLP, LLP and Raymond L. Loewen may be deemed to share the power to vote or to direct the vote of, and to dispose or to direct the disposition of, the 239,200 Common Shares directly owned by LLP. The principal business address of each of LFLP and LLP is 4126 Norland Avenue, Burnaby, British Columbia V5G 3S8. In the last five years, neither LFLP nor LLP has been convicted in a criminal proceeding, nor has LFLP or LLP been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (c) None of the persons named in paragraph (a) of this Item 5 has effected any transactions in Common Shares during the past sixty days, other than the Stock Purchase and the following pledges of Common Shares in the ordinary course of business:

               (i) On October 29, 1997, LFI pledged 10,000 Common Shares to The Royal Bank of Canada, pursuant to the Tripartite Agreement dated as of June 5, 1997 between LFI, Loewen Capital Corporation and The Royal Bank of Canada.

               (ii) From October 23, 1997 to January 2, 1998, Raymond L.
          Loewen, LFI, LFLP and LLP pledged an aggregate of 9,512,125 Common Shares to a Canadian bank (including the shares purchased in the Stock Purchase), pursuant to the Credit Agreement.

          (d) None of the persons named in paragraph (a) of this Item 5 is aware of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the reporting persons.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          In connection with the LFI Agreement, LFI entered into a Guarantee Fee and Reimbursement Agreement dated June 13, 1995 (the "Guarantee Agreement"), pursuant to which LFI agreed to pledge its Common Shares to guarantee certain credit facilities. Accordingly, LFI has entered into agreements and arrangements with two Canadian banks (collectively the "Pledgees"), pursuant to which Common Shares have been or will be, from time to time, pledged to the Pledgees (collectively, the "Pledge Agreements"). The number of Common Shares pledged at any one time varies based on the trading price of the Common Shares. There are no provisions in any of the Pledge Agreements, other than standard default and similar provisions, that would give any of the lenders or any other person voting power or investment power over any Common Shares. In the event of default under any of the Pledge Agreements and a consequent loss by LFI of beneficial ownership of any Common Shares, Raymond L. Loewen intends to reimburse LFI, in cash or Common Shares, for such loss.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Joint Filing Agreement required by Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended*

Exhibit 2:     Credit Agreement between Raymond L. Loewen, as borrower, and
                  , as lender*

Exhibit 3: Tripartite Agreement between LFI and The Royal Bank of Canada dated June 5, 1997*

Exhibit 4: Guarantee and Reimbursement Agreement dated June 13, 1995 between Raymond L. Loewen and LFI *

---------------
* Previously filed.

SIGNATURES


          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: January 6, 1998              Loewen Financial Inc.



                                   By:    /s/ Raymond L. Loewen
                                          -------------------------------------
                                   Name:    Raymond L. Loewen
                                          -------------------------------------
                                   Title:    President
                                          -------------------------------------



                                   /s/ Raymond L. Loewen
                                   --------------------------------------------
                                   Raymond L. Loewen



                                   /s/ Anne Loewen
                                   --------------------------------------------
                                   Anne Loewen